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                             November 9, 2022

       Richard Seet
       Chief Executive Officer
       Tesseract Collective, Inc.
       45 Rockefeller Plaza, 20 th Floor
       New York, NY 10111

                                                        Re: Tesseract
Collective, Inc.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted September
30, 2022
                                                            CIK: 0001934924

       Dear Richard Seet:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022 letter.

       Amended Draft Offering Statement submitted on September 30, 2022

       General

   1. Refer to your response to comment 6. Please clarify whether CODA NFTs and Digital
                                                        Rendition NFTs sold by
the Company will have the same royalty features, and whether collaborators or
licensors will have a continuing interest in the CODA NFTs sold.
   2. We note your response to comment 3 regarding your intent to close on investments on a
                                                        "rolling" or
"continuous" basis. Please provide more detail regarding the mechanics of the closings, including a
discussion of what factors will go into deciding when to hold closings and what
rights subscribers may have after remitting payment, but prior to a closing. In addition,
please revise to specify whether sales will be commenced within two days of
qualification.
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany 9,
November   NameTesseract
              2022         Collective, Inc.
November
Page 2     9, 2022 Page 2
FirstName LastName
3.       Refer to your response to comment 1. Please address the following:
             Please explain in greater detail what the NFT conveys to the holder. In this regard, it appears that the company retains the underlying IP rights but it is not clear what the
             NFT conveys other than a non-exclusive link to download the image. Please clarify what rights the holder and any subsequent holder of an NFT has with
             respect to the downloaded image, including how many times it can be downloaded, how can the image be used, and whether the link be transferred. In this regard, disclosure indicates that the holder should download a copy of the image in case the link or underlying image are lost or damaged somehow. However, it is not clear what that means for subsequent holders of the NFT. Once downloaded, can a subsequent holder also download the image and what happens to the link/images downloaded by an initial/prior holder? It is not clear whether there is a limit on the transfer or use of the digital image once downloaded.
             Please clarify what happens with respect to a digital image if the underlying license terminates? In this regard, what happens to the NFT itself and what rights does the holder or any subsequent holder of an NFT still have with respect to the digital image, including any that have been downloaded?
             There does not appear to be any restriction on the company   s
ability to leverage the
             underlying IP rights in any manner it chooses, including minting additional crypto assets based on that underlying IP. While disclosure indicates that the company does not intend to mint additional NFTs it is not clear whether there is anything preventing it from doing so. Please clarify.
             We note that the company retains the underlying IP rights and that it is not clear whether and to what extent the company could leverage such rights in ways to increase the value of the NFTs. Any such increase would benefit the company and the NFT holder given the ongoing royalty stream from secondary sales. Please revise your legal analysis to address whether and to what extent increases in the value of the
             NFT could be attributed to the efforts of the company.
Summary
Commercialization Plan and Timeline, page 9

4. We note your revised disclosure here and on page 73 that you intend to recruit a cohort of micro-influencers and that you intend to pay your recruited community of micro-
         influencers to help in the development, promotion, and sales of your NFTs. We also note that you intend to use some of the proceeds from the offering to support the research of, and engage, your micro-influencer community. Please revise your disclosure to clarify how much you intend to compensate each micro-influencer, or how you will determine the amount of compensation, and whether you have a budget for micro-influencer expenses.
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany 9,
November   NameTesseract
              2022         Collective, Inc.
November
Page 3     9, 2022 Page 3
FirstName LastName
Risk Factors
We face legal risks associated with non-fungible tokens or NFTs, page 27

5. Refer to your response to comment 11. Please clarify whether your customers will have any recourse in the event that the host of the digital artworks is unable to maintain operation or if the link becomes broken or corrupted.
A particular NFTs or digital assets status as a "security"...,, page 37

6. We note your disclosure that you have adopted policies and procedures to analyze whether the NFTs you intend to produce and sell could be deemed to be a
security    under
         applicable laws and that you have concluded, consistent with your internal policies and
         procedures, that your NFTs are not    securities.    Under an
appropriately captioned
         heading, please describe the policies and procedures that you have adopted for this analysis.
7. We note the disclosure in the last full paragraph on page 36 regarding your policies and procedures for determining the characterization of NFTs. Please revise to state that your determinations are not binding on any regulator or court.
Management's Discussion and Analysis of Financial Reporting and Results of Operations, page
53

8.       Refer to your response to comment 16. Please address the following:
             We note that you anticipate costs for NFT creation to be minimal. Please tell us and revise to disclose how you will account for any costs associated with your artwork after creation, specifically related to the costs of maintaining and storing of your art, both if held, and after sale or other distribution.
             We note your net loss is entirely comprised of your general and administrative expense for 2021. Please disaggregate the $2,504 of general and administrative expense for the period from November 29, 2021, to December 31, 2021, which you disclose on page 53, between the accounting and legal services and expenses associated with obtaining licenses. Describe in more detail the nature of these expenses.
             Tell us and revise to disclose if you intend to purchase any already created NFTs. If true, please disclose if your costs for these purchased NFTs will be accounted for differently than your created digital assets, and how you will classify each type of digital asset.
             We note disclosure throughout your filing that you plan to create two classes of NFTs: Digital Rendition NFTs, and CODA. We further note that CODA NFTs include a third-party Collaborator. Revise to disclose whether there are differences in your accounting for each type of NFT and disclose how you considered the third-
             party Collaborator's role/responsibilities when determining the Company has custody and control of the NFTs prior to sale to the customer.
             We note your disclosure on page 3 that "...high fees associated with incorporating
 Richard Seet
Tesseract Collective, Inc.
November 9, 2022
Page 4
              digital art itself into an NFT..." Please revise your general and administrative expense disclosure to discuss these anticipated high fees and how, if at all, they impact your NFT costs now and in the future.
                For each revised disclosure of accounting, please also revise disclosure in your significant accounting policies footnote, as warranted.
Our Business, page 57

9. Refer to your response to comment 19. Please revise to clarify whether you currently hold any crypto assets and disclose the total value of the crypto assets held.
Financial Statements - Statement of Cash Flows, page F-7

10. Refer to your response to comment 25. Please revise financing activity for proceeds from common stock subscriptions of $80,054 to clarify its related party affiliation.
Note 2. Significant Accounting Policies, page F-8

11.      Refer to your response to comment 34.
             Revise your Digital Assets accounting policy for art based NFTs initially when created and digitized, and in subsequent periods as sold to:
               o Describe the technology underlying the NFTs and how it works;
and
               o Explain how the technology serves to provide you both control and the benefit of an asset when NFTs are created and digitized, and in subsequent periods as sold.
             Revise your Revenue Recognition policy to provide additional details supporting your determination that you have custody and control of the NFTs prior to sale to the customer. For example, provide specific details concerning custody and any other obligations prior to the "primary sale."
12. Refer to your response to comment 35 and your revisions on pages 74 to 76 discussing your process, platforms, acceptable forms of payments for NFTs purchased,
       responsibilities and NFT resales. Please tell us and revise your current proposed
FirstName LastNameRichard Seet
       disclosure regarding your accounting for digital assets to include your accounting related
Comapany    NameTesseract
       to digitizing          Collective,
                     your artwork,        Inc.your NFTs, and include any
differences in accounting
                                    minting
       for created
November    9, 2022digital
                     Page 4files between CODA and Digital Renditions.
FirstName LastName
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany 9,
November   NameTesseract
              2022         Collective, Inc.
November
Page 5     9, 2022 Page 5
FirstName LastName
        You may contact Bonnie Baynes, Senior Staff Accountant, at (202) 551-4924 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Nolan McWilliams, Legal Branch Chief, at (202) 551-3217 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:      Janeane Ferrari